

April 25, 2013

<u>Via E-mail</u>
Keith S. Sherin
Chief Financial Officer
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828-0001

> **Re: General Electric Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 26, 2013**
> **File No. 001-00035**

Dear Mr. Sherin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Item 7. Management's Discussion and Analysis</u>

<u>Consumer – U.S. installment and revolving credit, page 55</u>

1.   We see that you attribute the increase in the allowance for losses on U.S. installment and revolving credit financing receivables to the use of "a more granular portfolio segmentation approach, by loss type, in determining the incurred loss period." Please describe to us in detail the specific changes made in your loan loss allowance methodology and the reasons for these changes. Please quantify how these changes impacted your loan loss allowance for the U.S. installment and revolving credit financing receivables. Also describe whether you made changes in the loan loss allowance methodology for any other loans. In this regard, please also clarify if this more granular approach relates to the overall credit quality scores as discussed in the notes to the financial statements on page 182.

Audited Financial Statements and Notes

Note 2. Assets and Liabilities of Businesses Held for Sale and Discontinued Operations, page 111

WMC, page 115

2.   We see that pending repurchase claims for WMC increased to approximately $5.4 billion at December 31, 2012 from $0.7 billion at December 31, 2011 and that you recorded an increase in related reserves for these claims of $490 million during 2012. We note that the reserve was based, in part, upon WMC's historical loss experience on loans tendered for repurchase. However, we note the significant decrease in the reserve as a percentage of pending claims in 2012 as compared to 2011 and 2010.

- In light of the significant increase in the amount of repurchase claims tendered during fiscal 2012, please explain to us how you used historical rates in establishing the reserve.
- Discuss in more detail the methodology you used in establishing the reserve and how you concluded that the reserve was reasonable at December 31, 2012.
- Describe for us in greater detail the types of contractual obligations that if they were not satisfied would result in a "validly tendered" repurchase claim.

3.   In regards to the $4.0 billion of Litigation Claims not covered by the $633 million reserve for pending claims at December 31, 2012, we see that you have concluded that the Litigation Claims are disallowed by the "governing agreements and applicable law". Please describe to us in detail the relevant terms of the agreements and the related laws which support your conclusion that the claims are disallowed and that no reserve is required for these claims.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or Tim Buchmiller at (202) 551-3635 if you have questions on other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief